[ev3 Inc. Letterhead]
February 27, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ev3 Inc. File No. 000-51348
Ladies and Gentlemen:
We are hereby furnishing for filing via EDGAR ev3 Inc.’s annual report on Form 10-K for the year ended December 31, 2008.
Pursuant to General Instruction D.3. of Form 10-K, ev3 hereby represents that the financial statements included in the Form 10-K do not reflect a change from the preceding fiscal year in any accounting principles or practices or in the method of applying such principles or practices other than any change made in response to a standard adopted by the Financial Accounting Standards Board.
Any questions or comments regarding this filing may be directed to the undersigned at (763) 398-7311.
Very truly yours,
/s/ Kevin M. Klemz
Kevin M. Klemz
Senior Vice President, Secretary and Chief Legal Officer
cc:       Amy E. Culbert, Esq.